FS ENERGY AND POWER FUND II

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

December 23, 2016

VIA EDGAR

Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             FS Energy and Power Fund II

Application for Withdrawal of Post-Effective Amendment No. 3, Post-Effective Amendment No. 4 and Post-Effective Amendment No. 5 to the Registration Statement on Form N-2

File Number 333-195237

Dear Ms. Dobelbower:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FS Energy and Power Fund II (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 3, Post-Effective Amendment No. 4 and Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (File No. 333-195237), filed by the Company with the Commission on April 22, 2015, February 19, 2016 and March 9, 2016, respectively (collectively, the “Post-Effective Amendments”).

The Company has determined not to proceed with the offering at this time. The Company confirms that no securities have been issued pursuant to the Post-Effective Amendments.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission consent to this application on the grounds that the withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that the withdrawal of the Post-Effective Amendments be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Post-Effective Amendments be issued by the Commission.

Please contact James A. Lebovitz of Dechert LLP at (215) 994-2510 if you have any questions.

Very truly yours,

FS ENERGY AND POWER FUND II

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer and Secretary